EXHIBIT 99.1

Press Release dated October 12, 2004 announcing decision from the Extraordinary General Assembly of Shareholders.

NEWS FOR INVESTORS

STET Hellas Telecommunications SA

STET HELLAS EXTRAORDINARY GENERAL ASSEMBLY DECISIONS

     ATHENS, October 12, 2004 – STET Hellas Telecommunications S.A. (NASDAQ: STHLY; Amsterdam: STHLS) announced that the Extraordinary General Assembly of the company’s shareholders held today approved all the items of the agenda.

     Regarding item One, the approval of the election of a new member of the Board of Directors, the assembly approved the election of Mr. Socrates Kominakis for the remaining term of office that expires on July 30, 2005. Following this resolution, STET Hellas’ Board of Directors is composed of the following members:

•	Stylianos Argyros, Chairman of the Board of Directors

•	Socrates Kominakis, Managing Director and CEO

•	Attilio Achler, Member

•	Giuseppe Roberto Opilio, Member

•	Roberto Pellegrini, Member

•	Elisabetta Ripa, Member

•	Stefano Rossi, Member

     Regarding item Two, the change of the company’s legal name, the assembly decided to approve the change from “STET Hellas Telecommunications S.A.” to “TIM Hellas Telecommunications S.A.” and amend Article One of the company’s Articles of Association, accordingly1.

     Finally, on item Three of the agenda, modifying the maximum number of the company’s Board of Director members, the assembly decided to approve the increase from seven to eleven members and amend Article Eleven of the company’s Articles of Association, accordingly.

– END –

     1 The company’s legal name and ticker symbol(s) remain the same, until final approval of the Articles of Association is given by the Athens Prefecture.

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.